Exhibit 99.(j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 46 to Registration Statement No. 33-68124 on Form N-1A of our report dated January 8, 2016, relating to the financial statements and financial highlights of The Alger Institutional Funds (the “Trust”), comprised of Alger Capital Appreciation Focus Fund, Alger Mid Cap Growth Institutional Fund, Alger Small Cap Growth Institutional Fund, and Alger Capital Appreciation Institutional Fund, appearing in the Annual Report on Form N-CSR of the Trust for the year ended October 31, 2015. We also consent to the reference to us under the headings “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, which is part of such Registration Statement.

/s/ Deloitte & Touche LLP
New York, New York
October 14, 2016